FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release regarding January-September 2010 results.

Press release
JANUARY-SEPTEMBER 2010 RESULTS
Santander registers attributable profit of EUR 6.080
billion after a one-time charge of EUR 472 million
due to new provisioning norms in Spain
The bank opted for the most conservative application of the Bank of Spain’s new circular, without drawing on provisions. As a result of the change in norms, nine-month profit declined by 9.8%. Without the charge, ordinary profit was down just 2.8%
•
As a result of this one-time provision, 2010 profit is expected to be below the estimate announced at the Annual General Meeting of shareholders in June of obtaining a profit in line with that of 2009. The ordinary recurrent profit of the first nine months of this year was EUR 6,552 million, of which EUR 2,107 million were registered in the third quarter.

•	Total shareholder remuneration against 2010 earnings is expected to remain at EUR 0.60 a share, unchanged from 2009.
•	The Group enhanced its geographic diversification. Continental Europe contributed 37% of profit (Spain 17%); Latin Ámerica 42% (Brazil 25%); the U.K. 18% and Sovereign of the U.S. 3%.
•	Net interest income grew 12% and the net operating income, the difference between revenues and costs, rose 4% to EUR 17,938 million. Loans grew by 7% and deposits by 28%.
•
Continental Europe: Attributable profit came to EUR 3,175 million, a decline of 20%, after the impact of the extraordinary provision because of the change in norms. Loans grew by 2% and deposits by 42%.

•	Latin America: Attributable profit rose by 24% to EUR 3,482 million. Loans grew by 27% and deposits by 22%, in euros.
•	Brazil registered record profit of EUR 2,079 million, an increase of 31%. Loans grew by 29% and deposits by 25%.
•	United Kingdom: Attributable profit rose 13% to £1.313 million and by 17% in euros to EUR 1,553 million. Loans grew by 7% and deposits by 13% in euros.
•	Sovereign registered a profit of US $384 million (EUR 293 million), its fourth consecutive quarter of positive results.
•	NPLs came to 3.42%, up five basis points in the third quarter. Coverage was 75%, up by two percentage points. NPLs in Spain came to 3.88% and coverage to 65%.
•	The capital ratios underline Banco Santander’s strong solvency, with Tier 1 of 9.7% and core capital of 8.5%, compared to 9.2% and 7.7%, respectively, a year earlier.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, October 28, 2010 — Banco Santander registered ordinary attributable profit in the first nine months of 2010 of EUR 6,552 million, a decline of 2.8% from the same period of 2009. During the fourth quarter, the Bank of Spain’s new circular on the treatment of provisions came into effect, with a net impact of EUR 472 million, which has been charged against earnings. As a result, third quarter attributable net profit came to EUR 1,635 million, compared to ordinary attributable profit of EUR 2,107 million. For the full nine months, attributable profit was EUR 6.080 million, a decline of 9.8% from the same period last year.
The Bank of Spain norm principally affects the timetable for providing for unpaid loans and provisions for acquired or repossessed properties. The new norms regarding the NPL timetable, as applied to Banco Santander, translate into a EUR 693 million increase in provisions for loan losses. However, the new criteria for properties would have allowed the bank to release EUR 725 million in existing reserves. Thus, if the Circular had been applied to the letter, the impact would have been a EUR 32 million pretax contribution to earnings.
However, Banco Santander, adhering to the most prudent criteria, decided not to release reserves related to properties, thus maintaining provisions equal to 30% of the assessed value of the overall portfolio.
This EUR 472 million one-time charge due to the change in norms will affect the full-year results, which are expected to be below the estimate announced at the Annual General Meeting of shareholders in June, which was that the bank would realize a profit in line with that of 2009.
The ordinary recurrent profit of the first nine months of this year was EUR 6,552 million, of which EUR 2,107 million were registered in the third quarter. These earnings allow Santander to maintain total shareholder remuneration against 2010 earnings at EUR 0.60 a share, unchanged from 2009.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Reflecting Banco Santander’s priority of maintaining a strong balance sheet, the bank set aside loan loss provisions of EUR 9,072 million during the first nine months, an increase of 8%, despite a continued drop in the new NPLs. In the third quarter, new NPLs came to EUR 2,900 million, the lowest since the second quarter of 2008. Banco Santander’s NPL rate was 3.42%, five basis points above the previous quarter’s, but among the lowest in banking, both as a Group and within each of its markets. NPLs in Spain were 3.88%, compared to a sector average of 5.6%. These factors have allowed Santander to increase its coverage for loan losses to 75%, up two percentage points from a year earlier. Moreover, the Group has generic provisions of EUR 6,482 million, of which EUR1,387 million are assigned to Spain, EUR 1,647 million to the rest of Europe and EUR 3,448 million to Latin America.
Results
Banco Santander’s net interest margin grew by 12% and income from fees by 7% in the first nine months, which, after a decline of 28% in earnings from financial transactions, led to a 7% increase in gross income to EUR 31,436 million. This growth is thus driven by the most recurrent types of income. After operating costs, net operating income increased by 4% to EUR 17,938 million.
After provisions of EUR 9,072 million, pretax profit rose 1% to EUR 8,866 million. After taxes and deductions for minority interests in Group subsidiaries, attributable profit comes to EUR 6,080 million, a decline of 9.8%.
By geographical areas, Continental Europe registered a net attributable profit of EUR 3,175 million, a decline of 20%, of which the Santander branch network, the largest unit, generated EUR 995 million, a decline of 35%. Both figures were affected by the extraordinary provision triggered by the change in norms. Of particular note was the relative performance of Santander Consumer Finance, which increased profit by more than 26% to EUR 601 million, The U.K., meanwhile, increased profit by 13% in pounds, to £1,313 million, an increase of 14% in euros to EUR 1,533 million. In Latin America, attributable profit grew by 24% to EUR 3,482 million. The biggest contribution was made by Brazil, where profit increased by 31% to EUR 2,079 million, followed by Chile, with a 26% increase to EUR 491 million and Mexico, where profit increased by 36% to EUR 479 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Some 37% of Grupo Santander’s earnings are generated by businesses in Continental Europe (17% from Spain), 42% in Latin America (25% from Brazil), 18% in the U.K. and 3% by Sovereign in the U.S., which earned EUR 293 million in the first nine months, compared with a year-earlier loss of EUR 29 million.
Business
Santander’s strategy has been to increase customer funds, with the goals of increasing market share, attracting customers and deepening linkage with more and better customers, while improving the structure for funding assets through more stable deposits.
As a result of this approach, total customer funds managed by the Group increased 14% to EUR 984,195 million at the end of September. Customer deposits increased 28% to EUR 601,293 million. In the first nine months of the year, the Group grew time deposits by EUR 91,242 million, of which EUR 37,458 million were raised in Spain, where time deposits have increased 85% in the year.
This strong growth in deposits has gone hand in hand with a 7% increase in mutual funds, to EUR 107,833 million.
Customer deposits in Continental Europe increased by 42% to EUR 247,514 million. Deposits in Spain, which account for three quarters of these deposits, grew by 32% since September 2009. Deposits in Portugal grew by 35% and within Santander Consumer Finance by 51%.
Deposits in Latin America grew by 22% to EUR 128,554 million. In Brazil deposits increased by 25% and 29% each in Mexico and Chile.
Deposits in the U.K. grew by 13% to EUR 180,439 million. The Zero Current Account campaign attracted 170,000 current accounts in the first nine months of the year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Net lending by Grupo Santander grew by 7% to EUR 715,642 million at the end of September. In Continental Europe, customer lending came to EUR 329,763 million, an increase of 2%. Santander Totta increased loans by 1% on the year and Santander Consumer by 13%. Lending in Spain fell by 3%. However, commercial lending and secured loans increased 3%.
Lending in Latin America grew by 26% in euros to EUR 117,909 million. Brazil increased by 29%, Chile by 34% and Mexico by 25%.
In the U.K., lending increased by 7%, to EUR 230,736 million. Mortgage residential lending increased by 5% and lending to SMEs by 23%. The bank continues to attract 19% of new mortgages, ahead of its share in the mortgage market, which currently stands at around 14%.
Spain accounted for 33% of loans and 31% of customer funds, similar figures to the U.K., which contributed 32% of loans and 31% of customer funds. Continental Europe, which includes Spain, represents 46% of lending and 41% of customer funds; Latin America 17% of lending (of which 9% is in Brazil) and 24% of customer funds (of which 14% are in Brazil). Sovereign, in the U.S., accounts for 5% of lending and 4% of customer funds.
Expansion in Germany, U.K. and Poland
During the third quarter, Banco Santander announced three significant acquisitions that will increase the Group’s presence in key markets. On July 12th, the Group announced the acquisition of the retail banking business of Swedish bank Skandinaviska Enskilda Banken (SEB) in Germany, including 173 branches, for EUR 555 million. This bank has over one million customers.
On August 4th, Santander signed the agreement to acquire 318 RBS branches in the U.K. for a total amount, subject to certain adjustments, of £1,650 million, or EUR 1,990 million. Of those branches, 311 operate under the RBS brand in England and Wales and the remaining 7 as Natwest in Scotland. The transaction also includes 40 SME banking centres, 400 business banking managers, four corporate banking centres and three private banking centres, servicing 1.8 million retail customers, 244,000 small and medium-sized enterprises and 1,200 mid-corporate customers. In total, they amount to £21,500 million assets and £22,400 million deposits.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Lastly, on September 10th, Santander agreed to acquire Allied Irish Bank’s (AIB) 70.36% stake in Poland’s third bank, Bank Zachodni WBK, for approximately EUR 2,938 million. The bank will also pay another EUR 150 million to acquire 50% of AIB’s share of Zachodni’s asset management company. The acquisition will be carried out through a public offer for 100% of the capital of BZ WBK addressed to all shareholders. The bank has 512 branches and a market share of around 6%.
These three transactions are expected to be completed during the course of 2011, though the acquisition of the RBS branches could extend to 2012, once the relevant approvals are obtained.
The share and the dividend
Banco Santander’s eligible capital at the close of the first nine months came to EUR 77,067 million, with a surplus of EUR 29,572 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13%, Tier I to 9.7% and core capital to 8.5%. These ratios make Banco Santander one of the most solvent financial institutions in the world, without having received state aid in any of the markets in which it operates. Moreover, ratings agencies Standard & Poor’s and Fitch in the most recent quarter confirmed their ratings of Banco Santander long-term debt at AA, making the bank one of four banking groups in the world with ratings of AA or above from the three main ratings agencies.
The first dividend against 2010 earnings, of EUR 0.135234, unchanged from a year earlier, was paid on Aug. 1. Under Santander scrip dividend programme, shareholders will receive in early November their choice of one new share of the bank for every 78 held or the regular cash dividend of EUR 0.119 a share. These dividends are in line with the goal announced by Chairman Emilio Botín in the last Annual General Meeting of shareholders of maintaining total shareholder remuneration at EUR 0.60 a share against 2010 earnings, unchanged from 2009.
The Santander share ended at EUR 9.317 a share on Sept. 30, 2010. Market capitalization was EUR 76,600 million. Banco Santander is the 10th largest bank in the world and first in the euro zone by stock market value.
At the end of September, Santander had 3,146,531 shareholders. Total employment in the Group is 176,471, serving more than 90 million customers in 13,907 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information can be found at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	9M ’10	9M ’09	Amount	%	2009

Balance sheet (million euros)
Total assets	1,235,712	1,082,370	153,342	14.2	1,110,529
Net customer loans	715,642	670,059	45,582	6.8	682,551
Customer funds under management	984,195	866,879	117,316	13.5	900,057
Shareholders’ equity	73,753	70,533	3,221	4.6	70,006
Total managed funds	1,375,136	1,211,142	163,994	13.5	1,245,420

Income statement (million euros)
Net interest income	21,896	19,478	2,417	12.4	26,299
Gross income	31,436	29,371	2,065	7.0	39,381
Net operating income	17,938	17,232	706	4.1	22,960
Profit from continuing operations	6,817	6,995	(178)	(2.5)	9,427
Attributable profit to the Group (1)	6,080	6,740	(660)	(9.8)	8,943

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.7010	0.7907	(0.0896)	(11.3)	1.0454
Diluted EPS (euro)	0.6949	0.7875	(0.0925)	(11.7)	1.0382
ROE	11.75	14.01			13.90
ROA	0.77	0.86			0.86
RoRWA	1.55	1.74			1.74
Efficiency ratio (with amortisations)	42.9	41.3			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.5	7.7			8.6
Tier I	9.7	9.2			10.1
BIS ratio	13.0	13.6			14.2
NPL ratio	3.42	3.03			3.24
NPL coverage	75	73			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.317	11.000	(1.683)	(15.3)	11.550
Market capitalisation (million euros)	76,668	89,712	(13,044)	(14.5)	95,043
Book value (euro)	8.49	8.20			8.04
Price / Book value (X)	1.10	1.34			1.44
P/E ratio (X)	9.97	10.43			11.05

Other data
Number of shareholders	3,146,531	3,079,125	67,406	2.2	3,062,633
Number of employees	176,471	170,156	6,315	3.7	169,460
Continental Europe	54,551	50,041	4,510	9.0	49,870
o/w: Spain	33,536	33,658	(122)	(0.4)	33,262
United Kingdom	23,109	23,046	63	0.3	22,949
Latin America	87,765	86,267	1,498	1.7	85,974
Sovereign	8,539	9,082	(543)	(6.0)	8,847
Corporate Activities	2,507	1,720	787	45.8	1,820
Number of branches	13,907	13,696	211	1.5	13,660
Continental Europe	6,075	5,888	187	3.2	5,871
o/w: Spain	4,856	4,877	(21)	(0.4)	4,865
United Kingdom	1,328	1,331	(3)	(0.2)	1,322
Latin America	5,784	5,754	30	0.5	5,745
Sovereign	720	723	(3)	(0.4)	722

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 25 2010, following a favourable report from the Audit and Compliance Committee on October, 20 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1).-	In 9M ’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 6,552 million (-2.8%) and EPS EUR 0.7555 (-4.5%).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’10	9M ’09	Amount	%	9M ’10	9M ’09	Amount	%
Income statement (million euros)
Continental Europe	7,603	7,994	(391)	(4.9)	3,175	3,974	(798)	(20.1)
o/w: Santander Branch Network	2,211	2,486	(275)	(11.1)	995	1,535	(540)	(35.2)
Banesto	1,064	1,172	(108)	(9.2)	413	597	(184)	(30.9)
Santander Consumer Finance	2,501	2,263	239	10.5	601	476	125	26.3
Portugal	518	555	(36)	(6.5)	368	412	(45)	(10.8)
United Kingdom	2,741	2,447	294	12.0	1,533	1,314	218	16.6
Latin America	9,494	8,181	1,312	16.0	3,482	2,798	684	24.5
o/w: Brazil	6,637	5,333	1,304	24.4	2,079	1,589	490	30.8
Mexico	1,140	1,227	(86)	(7.0)	479	352	127	36.2
Chile	986	895	91	10.1	491	391	101	25.8
Sovereign	891	393	499	127.1	293	(29)	321	—
Operating areas	20,729	19,014	1,715	9.0	8,483	8,057	426	5.3
Corporate Activities	(2,791)	(1,782)	(1,009)	56.6	(2,403)	(1,317)	(1,086)	82.4
Total Group	17,938	17,232	706	4.1	6,080	6,740	(660)	(9.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	9M ’10	9M ’09	9M ’10	9M ’09	30.09.10	30.09.09	30.09.10	30.09.09
Ratios (%)
Continental Europe	37.5	35.4	15.39	19.73	4.00	3.41	77	71
o/w: Santander Branch Network *	41.2	38.6	18.47	26.94	4.90	3.86	55	52
Banesto	42.0	39.8	12.37	18.57	3.83	2.62	60	70
Santander Consumer Finance	27.0	26.7	10.35	9.32	5.13	5.46	122	92
Portugal	43.6	42.2	21.35	25.60	2.43	2.04	69	68
United Kingdom	38.8	40.7	25.48	29.97	1.76	1.65	42	48
Latin America	38.2	37.0	21.89	23.72	4.15	4.20	103	103
o/w: Brazil	37.1	36.8	22.29	27.00	4.97	5.09	98	95
Mexico	37.4	32.8	19.49	17.12	2.20	2.45	199	221
Chile	35.4	33.1	29.10	29.45	3.58	3.38	94	94
Sovereign	43.9	62.8	13.89		4.80	4.82	72	68
Operating areas	38.3	37.8	18.99	21.61	3.39	3.06	77	74
Total Group	42.9	41.3	11.75	14.01	3.42	3.03	75	73

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2010 stood at 3.79% (2.82% in September 2009) and NPL coverage was 61% (63% in September 2009).

	Employees		Branches
	30.09.10	30.09.09	30.09.10	30.09.09
Operating means
Continental Europe	54,551	50,041	6,075	5,888
o/w: Santander Branch Network	18,809	19,303	2,931	2,933
Banesto	9,745	9,904	1,767	1,784
Santander Consumer Finance	13,947	9,023	523	307
Portugal	6,218	6,333	762	773
United Kingdom	23,109	23,046	1,328	1,331
Latin America	87,765	86,267	5,784	5,754
o/w: Brazil	52,296	50,697	3,623	3,609
Mexico	12,435	12,869	1,093	1,087
Chile	11,629	11,920	500	502
Sovereign	8,539	9,082	720	723
Operating areas	173,964	168,436	13,907	13,696
Corporate Activities	2,507	1,720
Total Group	176,471	170,156	13,907	13,696

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 28th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President